ANGLOGOLD LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
ISIN : ZAE000043485
JSE Share Code : ANG
("AngloGold")
Filed by AngloGold Limited Pursuant to Rule 425
                        under the Securities Act of 1933
Subject Company: Ashanti Goldfields Company Limited
                                     Commission File No. 1-14212
This announcement does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or distribution of securities in any jurisdiction in which such offer, sale or distribution is not permitted
GOVERNMENT OF GHANA SUPPORTS ANGLOGOLD'S PROPOSED MERGER WITH
ASHANTI GOLDFIELDS COMPANY LIMITED
Earlier this week, the Board of Ashanti Goldfields Company Limited ("Ashanti") confirmed its recommendation of AngloGold's revised merger proposal. AngloGold is pleased that the Government of Ghana has made a statement supporting the merger between AngloGold and Ashanti.

A more detailed announcement setting out the key terms of an agreement between AngloGold and the Government of Ghana to facilitate the expeditious and optimal development of the Obuasi mine's deep level ore reserves, will be made in due course.

Shareholders are advised to continue to exercise caution when dealing in AngloGold's securities until a further announcement is made.

Johannesburg
29 October 2003

AngloGold's JSE Sponsor: UBS
For further information contact:
AngloGold
Steve Lenahan +27 83 308 2200
Peta Baldwin +27 11 637 6647
Charles Carter +1 212 750 7999
Tomasz Nadrowski +44 7958 749555
+1 917 912 4641
Andrea Maxey +61 8 9425 4604
UBS Investment Bank
James Hartop +44 20 7567 8000

First Africa
Kofi Adjepong-Boateng +27 11 327 3666
Citigate Sard Verbinnen
(US Media)
Paul Verbinnen +1 212 687 8080
Citigate Dewe Rogerson
(UK Media)
Patrick Donovan +44 20 7638 9571
Channel 2
(Ghanaian Media)
David Ampofo +233 21 666 643
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements in this announcement are forward-looking within the meaning of Section  27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange  Act of 1934, as amended, including without limitation, those statements concerning (i) timing,  fulfillment of conditions, tax treatment and completion of the Merger, (ii) the value of the  transaction consideration, (iii) expectations regarding production and cost savings at the  combined group's operations and its operating and financial performance and (iv) synergies  and other benefits anticipated from the Merger. Although AngloGold and Ashanti believe that  the expectations reflected in such forward-looking statements are reasonable, no assurance  can be given that such expectations will prove to have been correct.

For a discussion of important terms of the Merger and important factors and risks involved in  the companies' businesses, which could cause the combined group's actual operating and  financial results to differ materially from such forward-looking statements, refer to AngloGold's  and Ashanti's filings with the US Securities and Exchange Commission (the "SEC"), including  AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the  SEC on
 7 April 2003 and Ashanti's annual report on Form 20-F for the year ended  31 December 2002, filed with the SEC on 17 June 2003 and any other documents in respect  of the Merger that are furnished to the SEC by AngloGold or Ashanti under cover of Form6-K.

Neither AngloGold, Ashanti nor the combined group undertakes any obligation to update  publicly or release any revisions to publicly update any forward-looking statements discussed  in this announcement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with the Merger, AngloGold will file with, or otherwise furnish to, the SEC a  scheme document/prospectus. Investors and security holders are urged to carefully read the  scheme document/prospectus regarding the Merger when it becomes available, because it  will contain important information. Investors and security holders may obtain a free copy of  the scheme document/prospectus (when it is available) and other documents containing  information about AngloGold and Ashanti, without charge, at the SEC's website at  www.sec.gov. Copies of the scheme document/prospectus together with any SEC filings that  may be incorporated by reference in the scheme document/prospectus may also be obtained  free of charge by directing a request to: AngloGold Limited, 11 Diagonal Street,  Johannesburg 2001, PO Box 62117, Marshalltown 2107, South Africa, Attention: Chris R. Bull,  Company Secretary, telephone +27 11 637 6000, fax: +27 11 637 6624.

UBS Investment Bank and First Africa Group Holdings (Pty) Limited ("First Africa") are acting  for AngloGold and no one else in connection with the Merger and will not be responsible to  anyone other than AngloGold for providing the protections afforded to clients of UBS  Investment Bank or First Africa or for providing advice in relation to the Merger.